Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Bentley Systems, Incorporated:
We consent to the use of our report dated March 2, 2021, with respect to the consolidated balance sheets of Bentley Systems, Incorporated and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, incorporated herein by reference.
Our report dated March 2, 2021 refers to changes in accounting principle, including the Company’s adoption of ASC Topic 606, Revenue from Contracts with Customers and ASC Topic 340-40, Other Assets and Deferred Costs — Contracts with Customers and ASC Topic 842, Leases.
/s/ KPMG LLP
Philadelphia, Pennsylvania
October 1, 2021